

April 22, 2013

<u>Via E-mail</u>
Thomas J. Baldwin
Chief Executive Officer
ROI Acquisition Corporation
601 Lexington Avenue
51st Floor
New York, NY 10022

> **Re: ROI Acquisition Corporation**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Amendment No. 1 Filed April 12, 2013**
> **File No. 001-35437**

Dear Mr. Baldwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 from our letter dated April 9, 2013. Please revise your disclosure to illustrate using a table, for example, the potential increase in EveryWare shareholder ownership percentages should the amount of cash consideration decrease to $90.0 million or as low as $55.0 million. We note that at an amount of cash consideration as low as $55.0 million EveryWare may elect to receive additional shares of ROI common stock in an amount equal to the cash shortfall from the $107.5 million with each share of ROI common stock valued at $10.00.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via E-mail
        Joel Rubinstein, Esq.
        Michael Pilo, Esq.
        McDermott Will & Emery LLP